SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Reports Record Net Income of NIS 7.1 million, an Increase of 127% Compared with the Same Quarter in 2003 dated May 10, 2004.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Reports Record Net Income of NIS 7.1 million, an Increase of 127% Compared With the Same Quarter In 2003

Monday May 10, 7:09 am ET

Revenues up by 16.1% compared with the same quarter in 2003

PETACH TIKVA, Israel, May 10 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq:
IGLD - News) today reported its unaudited financial results for first- quarter of 2004.

     Key highlights for the first quarter: * Broadband customer base up by 18% during this quarter * Net income increased to NIS 7.1 million (US$1.6 million), a 127% growth compared with the same quarter in 2003 and 39% compared with the previous quarter.
     * Revenues in first-quarter 2004 increased to NIS 51 million (US$11.3 million), a 16.1% growth compared with the same quarter 2003 and 7.4% compared with the previous quarter.
     * Gross profit percentage rose to a record high of 56.7% in the first quarter of 2004 up from 45% in first quarter of 2003 and 53% in the previous quarter.
     * Operating income increased to NIS 8.2 million (US$1.8 million) compared with 4.9 million (US$1.1 million) for the comparable quarter in 2003 and NIS 7.2 million (US$1.6 million) for the previous quarter.o Gold Mind, Internet Gold's wholly owned subsidiary, reported a 244% revenue increase compared with the same quarter 2003 and 24% compared with the previous quarter.
     * MSN Israel, Internet Gold's successful partnership with Microsoft, reported net income for the first time. MSN Messenger reached 500,000 users, up 25% from previous quarter.

Internet Gold's CEO, Eli Holtzman, commented, "We opened 2004 on the right track with another strong quarter which I am proud to note is our 11th consecutive profitable quarter. Despite our competitive market we continued to increase our Broadband customer base by 18% and our revenues grew by 16.1%. Our professional marketing team executed another successful advertising campaign yielding excellent results. It pleases me to realize that despite our increasing marketing activity which contributed to a 55% increase in marketing and sales expense, we managed our operation very efficiently resulting in a sharp 127% increase in net income, reaching our highest net income ever.

The demand for our Value Added Services continued to grow and was the main reason for the 244% increase in revenues of our wholly owned subsidiary, Goldmind, which also reported record operating profit and net income. During this quarter we continued to develop and launched several new value added services such as the Anti-Spam service which has been very well accepted and already has several thousand new subscribers. This activity is in line with our long term strategy to increase the contributions from content and value added services.

Our other wholly owned subsidiary, Internet Gold International, also continued to improve its results. However, in this quarter, this company recorded an impairment charge of NIS 0.7 million (US$0.15 million) with respect to its investment in Compulink, a Greek ISP, in which it holds a 15.2% interest."

Mr. Holtzman concluded: "Internet Gold's Internet businesses continue to deliver as we meet our goals and we look forward to further improving our results. We believe that our Company is positioned for enormous growth. We are just a few weeks away from launching our new international telephony services to the entire Israeli market. We anticipate that this new line of business will contribute almost immediately to our growth. Based on extensive market studies that we have conducted in recent months, we believe that this additional activity will boost our business and contribute significantly to increasing our shareholders' value."

Financial results

Internet Gold's revenues totaled NIS 51 million (US$11.3 million) in first-quarter 2004, compared with NIS 47.5 million (US$10.5 million) in the previous quarter and NIS 43.9 million (US$9.7 million) in the comparable quarter in 2003.

Gross profit for the first quarter increased to NIS 28.9 million (US$6.4 million) from 25.1 million (US$5.5 million) in the previous quarter and NIS 19.6 million (US$4.3 million) in the comparable quarter in 2003.

Cash flow from operations in the first quarter totaled NIS 11.4 million (US$2.5 million) compared with NIS 11.5million (US$2.5 million) in the previous quarter and NIS 5.5 million (US$1.2 million) in the comparable quarter in 2003.

First-quarter sales and marketing expenses totaled NIS 14.9 million (US$3.3 million) versus NIS 12 million (US$2.7 million) in the previous quarter and NIS
9.6 million (US$2.1 million) in the comparable quarter in 2003. The increase is due to Internet Gold's advertising campaigns over TV, radio and the Internet to counter the sharp competition in Israel's broadband Internet market.

Operating income for the first quarter totaled NIS 8.2 million (US$1.8 million), compared with NIS 7.2 million (US$1.6 million) for the previous quarter and NIS
4.9 million (US$1.1 million) for the comparable quarter in 2003.

First-quarter net income was NIS 7.1 million (US$1.6 million), or NIS 0.38 (US$ 0.08) per share, compared with NIS 5.1 million (US$1.1 million), or NIS 0.28 (US$0.06) per share, in the previous quarter, and NIS 3.1 million (US$0.7 million), or NIS 0.17 (US$0.04) per share, for the comparable quarter in 2003.

About Internet Gold

Internet Gold is a leading Internet service provider in Israel. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through its portals. The Company provides the full variety of Internet access services including Broadband access via DSL lines and cables, dial-up and private lines. Internet Gold operates the leading portal in Israel through its MSN Israel subsidiary (50.1% owned) with Microsoft Corp. and is a leading e-Commerce provider in Israel through its e-Commerce joint venture, Gold Trade (48.3% owned). In addition, Internet Gold has two wholly owned subsidiaries, Gold Mind, focusing on Internet value added services, and Internet Gold International, specializing in international internet and communication services. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

                         Consolidated Balance Sheets

                                                                  Convenience
                                                                  translation
                                                                   into US
                                                                   Dollars
                            March 31    March 31      December 31  March 31
                                2004        2003             2003      2004
                          (Unaudited) (Unaudited)        (Audited)(Unaudited)
                                     NIS (in thousands)           US$ thousands


    Current assets
    Cash and cash
     equivalents             89,904     83,854           81,891     19,855
    Trade receivables, net   37,135     30,463           35,569      8,201
    Other receivables        10,526     11,202           12,769      2,324
    Deferred taxes            1,403          -            1,914        310

    Total current assets    138,968    125,519          132,143     30,690

    Investments
    Deferred taxes               12          -               21          3
    Long-term investments       900      4,159            1,550        199
    Long-term loans               -      4,533                -          -

                                912      8,692            1,571        202
    Property and equipment,
     net                     28,495     28,583           29,160      6,294
    Other assets and deferred
     charges                 80,494      1,504           51,130     17,777
    Total assets            248,869    164,298          214,004     54,963

                                                                  Convenience
                                                                  translation
                                                                   into US
                                                                   Dollars
                            March 31    March 31      December 31  March 31
                                2004        2003             2003      2004
                          (Unaudited) (Unaudited)        (Audited)(Unaudited)
                                     NIS (in thousands)           US$ thousands


    Current liabilities
    Short-term bank loans     4,811      8,063             5,259      1,063
    Accounts payable         49,342     20,529            38,021     10,897
    Other payables           12,287     10,134            12,607      2,714

    Total current
     liabilities             66,440     38,726            55,887     14,674


    Long-term liabilities
    Long-term loans          43,176        935            27,389      9,535
    Deferred revenues            14         68                23          3
    Liability for termination
     of employer-employee
     relations, net           5,398      3,835             4,928      1,192
    Company's share in excess
     of liabilities
     over assets in investees 8,680     13,850             7,706      1,917

    Total long-term
     liabilities             57,268     18,688            40,046     12,647


    Shareholders' equity
    Ordinary shares             197        197               197         44
    Additional paid in
     capital                215,040    215,040           215,040     47,491
    Accumulated deficit    (90,076)   (108,353)          (97,166)   (19,893)

    Total shareholders'
     equity                125,161     106,884           118,071     27,642

    Total liabilities and
     shareholders' equity  248,869     164,298           214,004     54,963

                    Consolidated Statements of Operations

                                                                 Convenience
                                                                 translation
                                                                        into
                                                                  US Dollars
                                                                 Three month
                         Three-month period ended   Year ended  period ended
                                   March 31        December 31      March 31
                               2004          2003         2003          2004
                         (Unaudited)   (Unaudited)    (Audited)   (Unaudited)
                                     NIS (in thousands)           US$ thousands



    Revenues                50,976      43,905         179,642     11,258

    Costs and expenses:
    Cost of revenues        22,066      24,267          92,871      4,873
    Selling and marketing
     expenses               14,915       9,624          41,393      3,294
    General and
     administrative
     expenses                5,830       5,144          21,908      1,288

    Total costs and
     expenses               42,811      39,035         156,172      9,455

    Income from operations   8,165       4,870          23,470      1,803
    Financing expenses
     (income), net          (1,060)      1,058           3,235       (234)
    Other expenses, net        642           4           2,592        142

    Net income after financing
     expenses                8,583       3,808          17,643      1,895
    Income tax                (519)          -           1,935       (115)

    Net income after income
     tax                     8,064       3,808          19,578      1,780
    Company's share in net
     loss of investees         974         692           5,275        215

    Net income               7,090       3,116          14,303      1,565

    Income per share
    Net income per NIS 0.01
     par value of shares
     (in NIS)                 0.38        0.17            0.78       0.08

    Weighted average number
     of shares outstanding
    (in thousand)           18,432      18,432          18,432     18,432

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                  (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  May 13, 2004